UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Loan Agreement

On December 23, 2024, the Board of Directors (the “Board”) of Check-Cap Ltd. (the “Company”) approved a Loan Agreement (the “Loan Agreement”) with Nobul AI Corp. (“Nobul”). Pursuant to the Loan Agreement, the Company agreed to provide Nobul a loan (the “Loan”) in the principal amount of US$6.0 million. The principal outstanding under the Loan will bear interest at 5% per annum, both before and after demand, default, and judgment, and will be payable annually in arrears. The aggregate amount of the Loan and any accrued and unpaid interest thereon will be due and be paid on the date that is 30 days following the date the Business Combination Agreement, dated March 25, 2024, entered into by and between the Company and Nobul (the “BCA”), is terminated or the business combination contemplated thereunder is consummated.

The US$6.0 million loan will be funded from the previously created designated, segregated and interest-bearing bank account (the “Segregated Account”). As previously disclosed, funds deposited into the Segregated Account may be disbursed upon the mutual written agreement of the designated representatives of Nobul and the Company (being their respective board chairs) in order to fund the pursuit of accretive acquisition targets or other growth initiatives of Nobul and for no other purpose. The Company and Nobul have identified acquisition targets and growth initiatives for which the proceeds of the US$6.0 million loan will be used. As of the date of this filing, approximately US$2.1 million of the Segregated Account has been used for acquisition targets and growth initiatives and approximately US$0.7 million has been used for certain expenses incurred by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: December 26, 2024	By:	/s/ David Lontini
		Name:	David Lontini
		Title:	Board Chair, Check-Cap Ltd.

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